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                            Filed by Sun Microsystems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                          Subject Company: Cobalt Networks, Inc.
                                                    Commission File No.: 0-24360


SUN MICROSYSTEMS, INC. PRESS RELEASE
September 19, 2000


                    SUN MICROSYSTEMS ACQUIRES COBALT NETWORKS

Extends Sun's Network Computing Leadership to Server Appliances

PALO ALTO, Calif -- September 19, 2000 -- Sun Microsystems, Inc. (NASDAQ: SUNW) and Cobalt Networks, Inc. (NASDAQ: COBT) today announced that they have entered into an agreement pursuant to which Sun will acquire Cobalt in a stock-for-stock merger. Cobalt is a leading supplier of server appliance products - easy to use and cost effective devices that function as engines for the delivery of network based services. This acquisition accelerates Sun's entry into the growing server appliance marketplace and bolsters its long-standing focus on network computing. Sun is already a leading provider of low-end, mid-range and large-scale servers to the enterprise and service provider marketplaces; Cobalt's products will add a server appliance offering to that portfolio and expand Sun's offerings for service providers.

Under the terms of the merger agreement, each share of Cobalt common stock will be converted into 0.5 Sun shares resulting in an aggregate purchase price of approximately $2.0 billion. This acquisition will be accounted for as a purchase and is expected to be completed during Sun's second quarter of fiscal 2001, which ends December 31, 2000. The closing of the acquisition is subject to governmental approvals, Cobalt shareholder approval and customary closing conditions. Sun estimates that the transaction will be accretive to earnings before interest, taxes, depreciation and amortization, gains on the sale of equity investments and in-process research and development charges (operating EBITDA) for the second half of this fiscal year. Following completion of the merger, Cobalt will become the server appliance business unit of Sun's Network Service Provider organization, reporting to Sun Executive Vice President John McFarlane.

"Today we're acquiring Cobalt to establish ourselves in low-end server appliances and immediately jump into the marketplace with a proven, world class product offering. This move is similar to our entry into the high-end server arena, which we did through our acquisition of Starfire server technology from Cray. Just as that product line has become one of our most successful product lines to date, we think the demand for these high-volume, turnkey devices will explode in the next couple of years. Cobalt is our bet for the future," said Ed Zander, President and Chief Operating Officer, Sun Microsystems, Inc.

"Joining with Sun is a bold strategic move for Cobalt. Sun's 10,000 person salesforce, strong service organization, and world-class customer base is extraordinarily powerful leverage for our business, and should enable us to dramatically increase our sales of server appliances," said Stephen DeWitt, President and Chief Executive Officer, Cobalt Networks, Inc. "Cobalt's world-class products are a perfect complement to Sun's industry-leading server

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offerings. Our customers will benefit through access to the full range of Sun's engineering, sales, marketing and service resources."

The above news release contains forward looking statements that involve risks and uncertainties. These forward looking statements include statements regarding the proposed effect of the acquisition on Sun's earnings, Sun's ability to accelerate expansion into the server appliance arena, Sun's expectation regarding the success of Cobalt's products in Sun's product lines, expectations regarding the growth of the server appliance arena and expectations regarding demand for server appliances. Actual results may vary materially from the results discussed in the forward-looking statements. Factors that may cause such a difference include those risks surrounding the closing of the acquisition, the successful integration of Cobalt into Sun's business subsequent to the closing of the acquisition, timely development, production and acceptance of the products and services contemplated by the proposed acquisition, each company's ability to compete in the highly competitive and rapidly changing marketplace and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sun's report on Form 10-K for the fiscal year ended June 30, 1999, Sun's reports on Form 10-Q for its fiscal quarters ending September 26, 1999, December 26, 1999, and March 26, 2000.

About Cobalt Networks, Inc.

Cobalt Networks, Inc. is a developer of server appliances that enable organizations to establish an online presence easily, cost effectively and reliably. Cobalt's product lines - Cobalt Qube, Cobalt Cache, Cobalt RaQ and Cobalt NASRaQ - are used as Internet and Web hosting server appliances at businesses, Service Providers and educational institutions. Cobalt's solutions are delivered through a global network of distributors, value-added resellers and ISPs. Founded in 1996, Cobalt is headquartered in Mountain View, California.

About Sun Microsystems, Inc.

Since its inception in 1982, a singular vision -- The Network Is The
Computer -- has propelled Sun Microsystems, Inc. (Nasdaq: SUNW), to its position as a leading provider of industrial-strength hardware, software and services that power the Internet and allow companies worldwide to dot-com their businesses. With $15.7 billion in annual revenues, Sun can be found in more than 170 countries and on the World Wide Web at http://Sun.com.

# # #

Sun, Sun Microsystems, the Sun Logo, and The Network Is The Computer are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.


Additional Information: Sun plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Cobalt expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Sun, Cobalt, the merger and related matters. Investors and security holders will be able to obtain free copies of these

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documents through the web site maintained by the U.S. Securities and Exchange
Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Sun and Cobalt file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Sun and Cobalt at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Sun's and Cobalt's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. Cobalt, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cobalt stockholders in favor of the adoption of the merger agreement. A description of any interests that Cobalt's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.